UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2025

George Athanasiadis
Chief Executive Officer
FAST CASUAL CONCEPTS, INC.
141 Amsterdam Rd.
Grove City, PA 16127

Re: FAST CASUAL CONCEPTS, INC.
Registration Statement on Form 10-12G
Filed September 16, 2025
File No. 000-56780

Dear George Athanasiadis:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Betmar Lopez